SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. ___)

Under the Securities Exchange Act of 1934

FTD Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30281V108

(CUSIP Number)

February 21, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30281V108	13G	Page 2 of 7 Pages

1	Name of Reporting Person Terra Flowers, LLC	I.R.S. IDENTIFICATION No. (Entities Only) 65-1111599
2	Check the appropriate box if a member of a group			(a) ☑ (b) ☐
3	SEC use only
4	Citizenship or Place of Organization			Florida
Number OF Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power	0
		6	Shared Voting Power	1,099,280
		7	Sole Dispositive Power	0
		8	Shared Dispositive Power	1,099,280
9	Aggregate Amount Beneficially Owned by each Reporting Person			1,099,280
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares			☐
11	Percent of Class Represented by Amount in Row (9)			3.88%
12	Type of Reporting Person			OO

CUSIP No. 30281V108	13G	Page 3 of 7 Pages

1	Name of Reporting Person Herbert Jordan	I.R.S. IDENTIFICATION No. (Entities Only)
2	Check the appropriate box if a member of a group			(a) ☑ (b) ☐
3	SEC use only
4	Citizenship or Place of Organization			USA
Number OF Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power	0
		6	Shared Voting Power	1,099,280
		7	Sole Dispositive Power	0
		8	Shared Dispositive Power	1,099,280
9	Aggregate Amount Beneficially Owned by each Reporting Person			1,099,280
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares			☐
11	Percent of Class Represented by Amount in Row (9)			3.88%
12	Type of Reporting Person			IN

CUSIP No. 30281V108	13G	Page 4 of 7 Pages

1	Name of Reporting Person Mauricio Jaramillo	I.R.S. IDENTIFICATION No. (Entities Only)
2	Check the appropriate box if a member of a group			(a) ☑ (b) ☐
3	SEC use only
4	Citizenship or Place of Organization			USA
Number OF Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power	339,738
		6	Shared Voting Power	1,099,280
		7	Sole Dispositive Power	339,738
		8	Shared Dispositive Power	1,099,280
9	Aggregate Amount Beneficially Owned by each Reporting Person			1,439,018
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares			☐
11	Percent of Class Represented by Amount in Row (9)			5.08%
12	Type of Reporting Person			IN

CUSIP No. 30281V108	13G	Page 5 of 7 Pages

Item 1. Issuer

(a)	Name of Issuer:

FTD Companies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3113 Woodcreek Drive

Downers Gove, Illinois 60515

Item 2. Identity and Background

(a)	Name of Person Filing:

Terra Flowers, LLC (“Terra”)

Herbert Jordan (“Jordan”)

Mauricio Jaramillo (“Jaramillo”)

(b)	Address of Principal Business Office or, if none, Residence:

800 NW 62 Avenue, Suite 510

Miami, Florida 33126

(c)	Citizenship:

Terra is organized in Florida.

Mr. Jordan and Mr. Jaramillo reside in Florida.

(d)	Title and Class of Securities:

Common stock, par value $0.0001 per share (the “Shares”)

(e)	CUSIP Number:

30281V108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. Institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Not applicable.

CUSIP No. 30281V108	13G	Page 6 of 7 Pages

Item 4. Ownership

Terra Flowers, LLC
(a)	Amount beneficially owned:		1,099,280	(1)
(b)	Percent of class:		3.88%	(2)
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	1,099,280
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	1,099,280

Herbert Jordan
(a)	Amount beneficially owned:		1,099,280	(1)
(b)	Percent of class:		3.88%	(2)
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	1,099,280
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	1,099,280

Mauricio Jaramillo
(a)	Amount beneficially owned:		1,439,018	(1)
(b)	Percent of class:		5.08%	(2)
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	339,738
	(ii)	Shared power to vote or to direct the vote:	1,099,280
	(iii)	Sole power to dispose or to direct the disposition of:	339,738
	(iv)	Shared power to dispose or to direct the disposition of:	1,099,280

(1) The amount reported above includes 1,099,280 Shares held by Terra over which Jordan and Jaramillo have shared voting and dispositive power.

(2) All shares beneficially owned by the reporting persons represent the percentages listed above based on 28,322,610 Shares outstanding as of March 6, 2019 as reported in the Issuer’s Form 10-K filed March 18, 2019.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

CUSIP No. 30281V108	13G	Page 7 of 7 Pages

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Terra Flowers, LLC

Herbert Jordan

Mauricio Jaramillo

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 24, 2019

Terra Flowers, LLC

By: Mauricio Jaramillo, Managing Member

Herbert Jordan

Mauricio Jaramillo

Exhibit A – Joint Filing Statement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, each referred to herein as a “Joint Filer,” agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereof) with respect to the beneficial ownership of certain shares of Common Stock of FTD Companies, Inc. and further agree that this Joint Filing Statement shall be included as an exhibit to such joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: April 24, 2019

Terra Flowers, LLC

By: Mauricio Jaramillo, Managing Member

Herbert Jordan

Mauricio Jaramillo